UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                 to
Commission File Number 1-1969
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arbitron 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arbitron Inc.
142 West 57th Street
New York, New York 10019
(212) 887-1300

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedule, and Exhibit

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2007 and 2006	4

Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2007 and 2006	5

Notes to the Financial Statements — December 31, 2007 and 2006	6

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2007	11

SIGNATURE	12

EXHIBIT

Exhibit 23.1— Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of
   Arbitron Inc. and Participants
   of the Arbitron 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Arbitron 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, Maryland
June 27, 2008

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Investments, at fair value:
Common stock	$1,938,953	$1,854,472
Mutual funds	66,624,047	60,627,371

	68,563,000	62,481,843

Participant loans	1,016,489	704,910

Investment assets, including participant loans	69,579,489	63,186,753

Receivables:
Participant contributions	256,104	216,145
Employer contributions	407,355	806,205

	663,459	1,022,350

Net assets available for benefits	$70,242,948	$64,209,103

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,964,383)	$3,993,032
Interest	58,843	40,399
Dividends	5,472,215	2,980,947

	3,566,675	7,014,378

Contributions:
Participant	6,133,620	5,269,026
Rollovers	747,463	510,354
Employer	2,110,697	2,360,673

	8,991,780	8,140,053

Total additions	12,558,455	15,154,431

Deductions from net assets attributed to:
Benefits paid to participants	6,524,610	5,651,161

Net increase	6,033,845	9,503,270

Net assets available for benefits:
Beginning of year	64,209,103	54,705,833

End of year	$70,242,948	$64,209,103

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2007 and 2006
1. Description of Plan
General
The following description of Arbitron Inc.’s 401(k) plan (the “Plan”) provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for Arbitron Inc. (“Arbitron” or “the Company”) primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron through its Retirement Plan Administrator and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Description of the Company
Arbitron is a leading media and marketing information services firm primarily serving radio, cable television, advertising agencies, advertisers, out-of-home media, online media and, through its Scarborough Research joint venture with The Nielsen Company, broadcast television and print media.
Arbitron currently provides four main services: measuring radio audiences in local markets in the United States; measuring national radio audiences and the size and composition of audiences of network radio programs and commercials; providing software used for accessing and analyzing our media audience and marketing information data; and providing consumer, shopping, and media usage information services to radio, cable television, advertising agencies, advertisers, retailers, out-of-home media, online industries and, through its Scarborough Research joint venture, broadcast television and print media.
Trust Agreement
Under the terms of a trust agreement between T. Rowe Price Retirement Plan Services, Inc., (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.
Contributions
Participants may contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. During 2007 and 2006, the Plan administrator, in accordance with the terms of the Plan, limited participant contributions on behalf of highly compensated participants, as defined by the Plan, to 8% of their eligible earnings. For 2007 and 2006, the IRC limited the total salary deferral contributions of any participant to $15,500 and $15,000, respectively for participants under age 50, and $20,500 and $20,000, respectively for participants age 50 and over.

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2007 and 2006
Company matching contributions for 2007 and 2006 were determined on the basis of 50% of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company performance criteria and amounted to 5.9% and 22.0% of a participant’s contribution during 2007 and 2006, respectively, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees at the respective year ends. The Company made basic monthly and biweekly matching contributions totaling $1,900,435 and $1,673,119, for the years ended December 31, 2007 and 2006, respectively. The Company also declared a year-end performance matching contribution of $210,262 and $687,554, for 2007 and 2006, respectively. Contributions to participant accounts, including both employee and employer contributions, are limited to the lesser of $45,000 or 100% of a participant’s annual salary for 2007.
Participant Accounts and Vesting
The Trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants in the Plan who also participate in the Company’s defined benefit pension plan are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan who do not participate in the Company’s defined benefit pension plan are immediately vested in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with years of service as noted in the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%
Forfeitures of employer performance-based matching contributions are used to reduce future employer contributions and can be used to pay expenses of administering the Plan. Forfeitures in the amount of $104,000 were used during 2007 to reduce the amount of cash contributed by the Company into the trust. The amounts of forfeited nonvested accounts not allocated to participant accounts as of December 31, 2007 and 2006, were $16,540 and $75,745, respectively.
Withdrawals
Participants who are age 59 1/2 or older may make withdrawals from their vested account balance. Additionally, participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Participants may also withdraw their rollover contributions and investment earnings on these contributions. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2007 and 2006
Reconciliation of Financial Statements to Form 5500
The amount, if any, allocated to participants for benefit claims that were elected for payment prior to year end, but not yet paid as of that date should be recorded on the Form 5500. As of December 31, 2007, the amounts allocated for distribution, but not yet paid as of that date was $24,253. There were no such claims elected by participants prior to the year ended December 31, 2006, but not yet paid as of that date.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	As of December 31,
	2007	2006
Net assets available for benefits per the financial statements	$70,242,948	$64,209,103
Less: Unpaid distributions allocated to participants prior to year end	24,253	—

Net assets available for benefits per the Form 5500	$70,218,695	$64,209,103

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007, and 2006, to the Form 5500:

	Years Ended December 31,
	2007	2006
Benefits paid to participants per the financial statements	$6,524,610	$5,651,161
Add: Unpaid distributions allocated to participants prior to year end	24,253	—

Benefits paid to participants per the Form 5500	$6,548,863	$5,651,161

Loans
Participants may borrow up to 50% of their before-tax salary deferral contributions, rollover contributions, and investment earnings on those contributions. Loans must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. Effective January 1 and July 1, the Plan administrator sets the interest rate to be charged on all Plan loans made during the subsequent six-month period and the interest rate is based on the prime interest rate charged by major national banks. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.
Income Tax Status
The Plan obtained its latest determination letter on April 23, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Company management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the trust established thereunder is exempt from federal income taxes under Section 501(a) of the IRC. Contributions to the Plan are not included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2007 and 2006
withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan are not taxable until distributed or withdrawn.
Related Party Transactions
The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of the Trustee and management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b). The Plan, through the Trustee, has invested in the shares of the Company’s common stock. As of December 31, 2007 and 2006, the Plan’s investment in the Company’s common stock consisted of 46,643 and 42,690 shares, respectively, with a fair market value of $1,938,953 and $1,854,472, respectively. The Company pays the cost of administrating the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of any contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in the Company’s common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Participant loans are valued at the principal amount plus accrued interest, which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially and adversely affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Payment of Benefits
Benefits are recorded by the trustee when paid.
Costs and Expenses
The Company pays costs and expenses of administering the Plan.

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2007 and 2006
3. Investments
The following table summarizes the Plan’s investments that represent 5% or more of the net Plan assets available for benefits as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
T. Rowe Price Retirement Services Inc. Mutual Funds:
Summit Cash Reserves Fund	$9,707,905	$9,139,493
Equity Income Fund	9,427,915	9,526,311
Capital Appreciation Fund	7,566,302	6,676,395
New Horizons Fund	7,036,363	6,821,537
Small-Cap Value Fund	6,892,809	6,910,995
Equity Index 500 Fund	5,229,588	5,020,799
International Stock Fund	4,777,014	3,766,099
Balanced Fund	3,962,987	N/A
New Income Fund	3,624,702	N/A
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $1,964,383 and during the year ended December 31, 2006, appreciated in value by $3,993,032:

	For the years ended December 31,
	2007	2006

Mutual funds (depreciation) appreciation	$(1,844,009)	$3,742,621
Common stock (depreciation) appreciation	(120,374)	250,411

Net (depreciation) appreciation	$(1,964,383)	$3,993,032

4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.

ARBITRON 401(k) PLAN
Schedule H, Line 4i, — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue and Investment Description	Current Value (1)

Common stock:
Arbitron Inc. *	$1,938,953

T. Rowe Price Retirement Services Inc.* mutual funds:
Summit Cash Reserves Fund	9,707,905
Equity Income Fund	9,427,915
Capital Appreciation Fund	7,566,302
New Horizons Fund	7,036,363
Small-Cap Value Fund	6,892,809
Equity Index 500 Fund	5,229,588
International Stock Fund	4,777,014
Balanced Fund	3,962,987
New Income Fund	3,624,702
International Discovery Fund	3,437,245
Science and Technology Fund	1,604,621

63,267,451

Other mutual funds:
Janus Growth and Income Fund	3,356,596

Participant loans* (Cost =$0: No. of loans = 300) with interest rates ranging from 5.00% to 9.25%	1,016,489

$69,579,489

(1)	Current value is based on quoted market prices, except for participant loans, which are based on principal and interest outstanding and approximate fair value.

See the accompanying report of the independent registered public accounting firm.

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARBITRON 401(k) PLAN
By:	/s/ SEAN R. CREAMER
Sean R. Creamer
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc., Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: June 27, 2008